UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated April 21, 2021: DYNAGAS LNG PARTNERS LP ANNOUNCES NEW TIME CHARTER FOR THE LNG CARRIER ARCTIC AURORA.

The information contained in this Report on Form 6-K and the exhibit attached hereto, except for the commentary of the Partnership’s Chief Executive Officer, is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2021

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

SK 27712 0003 8695070 v1

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DYNAGAS LNG PARTNERS LP ANNOUNCES NEW TIME CHARTER FOR THE LNG CARRIER ARCTIC AURORA

ATHENS – April 21, 2021 – Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced that it has entered into a new time charter party agreement with Equinor ASA ("Equinor") for the employment of the 2013 built ice class LNG carrier Arctic Aurora.

Under the new time charter agreement, the Arctic Aurora is expected to be delivered to Equinor in September 2021 in direct continuation of the current charter party with Equinor, meaning there will be no lapse of time between the current and the new time charter.  The term ‘in direct continuation’ does not refer to the contracted income.

The time charter period is about 2 years and the annual gross revenues from the time charter agreement are expected to be about $21.5 million.

Tony Lauritzen, Chief Executive Officer of Dynagas LNG Partners LP, commented:

“We are very pleased to enter into this new agreement with Equinor, with whom the Arctic Aurora has been employed since its delivery in 2013, reflecting our long-standing relationship with Equinor and the outstanding operational performance of the Arctic Aurora and our manager throughout the years.”

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a master limited partnership which owns and operates liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1536

New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “project”, “will”, “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements. These forward-looking are not intended to give any assurance as to future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions and estimates, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward-looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter  rates, ownership days, and  vessel  values,  changes  in  supply and demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities,  economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, public health threats, pandemics, international hostilities and instability, piracy, acts by terrorist or events, including “trade wars”, vessel breakdowns, instances of off-hires, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the amount of cash available for distribution, and other factors. Please see the Partnership’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

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